APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Old Majestic Brewing Co LLC
Income Statement - unaudited
For the period ended 12/31/2018

	Current Period
	Jan 2018-Dec 2018
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	**-**
GROSS PROFIT (LOSS)	**-**
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Taxes and Licenses	100.00
Other deductions	37.00
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	**137.00**

OPERATING PROFIT (LOSS)	(137.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ (137.00)

Old Majestic Brewing Co LLC
Balance Sheet - unaudited
For the period ended 12/31/2018

	Jan 2018-Dec 2018
ASSETS	
Current Assets:	
Cash	$ 33,009.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	33,009.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	
Computer Equipment	
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	408,641.00
Total Other Assets	408,641.00
TOTAL ASSETS	$ 441,650.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Motgages, notes, bonds payable <1 year	293,797.00
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		293,797.00
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Partners' Capital Accounts		147,853.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		147,853.00
TOTAL LIABILITIES & EQUITY	$	**441,650.00**
Balance Sheet Check		-

Old Majestic Brewing Co LLC
Statement of Cash Flow - unaudited
For the period ended 12/31/2018

	Current Period
	Jan 2018-Dec 2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	(137)
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	(137)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	(137)
CASH - BEGINNING	-
CASH - ENDING	(137)

Old Majestic Brewing Company
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Gift Cards	151.00
Tap Room Sales	11,861.06
Tap Room Swag Sales	1,027.00
Total Income	13,039.06
Cost of Goods Sold	
Cleaner	185.88
Distribution Supplies	378.33
Ingredients	7,416.23
Keg Rentals	756.77
Tap Room Purchases	820.67
Tap Room Supplies	2,415.41
Tap Room Swag Purchases	740.25
Total COGS	12,713.54
Gross Profit	325.52
Expense	
Advertising and Promotion	2,851.38
Bank Service Charges	745.00
Business Licenses and Permits	3,695.25
Closing Cost	24,571.34
Computer and Internet Expenses	
Website Maintenance	524.88
Total Computer and Internet Expenses	524.88
Depreciation Expense	16,198.00
Equipment Lease	6,360.93
Grand Opening	674.87
Insurance Expense	
Worker's Comp	331.25
Insurance Expense - Other	11,625.04
Total Insurance Expense	11,956.29
Interest	
Mortgage Interest	37,055.72
Interest - Other	665.57
Total Interest	37,721.29
Janitorial Supplies	635.59
Life Insurance	3,478.00
Meals	298.52
Music/Entertainment	273.54
Office Supplies	255.25
Parking/tolls	3.00
Payroll Expenses	
Payroll Taxes	290.85
Wages	2,656.26
Total Payroll Expenses	2,947.11
Postage	384.73
Privilege Tax	100.00
Product Development	29,410.61
Professional Fees	
Accounting	300.00
Engineer Consulting	1,720.00
Legal	2,214.00
Payroll Service	115.67
Total Professional Fees	4,349.67

Old Majestic Brewing Company
Profit & Loss
January through December 2019

	Jan - Dec 19
Repairs and Maintenance	4,142.67
Security	355.26
Small Tools & Equipment	2,397.73
Software	843.39
Subscriptions	
Membership Dues	522.00
Satellite TV	294.98
Total Subscriptions	816.98
Total Expense	155,991.28
Net Ordinary Income	-155,665.76
Net Income	**-155,665.76**

Old Majestic Brewing Company
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Petty Cash	300.00
Servis1st Bank	36,382.83
Servis1st Payroll	2,102.00
Total Checking/Savings	38,784.83
Other Current Assets	
Due from Arryved	1,360.00
Ingredient Inventory	4,586.36
Inventory Asset	4,410.58
Tap Room Swag Inventory	519.75
Total Other Current Assets	10,876.69
Total Current Assets	49,661.52
Fixed Assets	
Accumulated Depreciation	-16,198.00
Brewing Equipment	366,415.89
Building Improvements	192,264.93
Furniture and Fixtures	27,705.79
POS System	1,360.00
Tap Room Equipment	23,494.56
Television & Music System	20,268.46
Total Fixed Assets	615,311.63
Other Assets	
Deposits	
Lease Deposit	27,974.00
Loan Deposit	2,500.00
Security Deposit	149.00
Total Deposits	30,623.00
Total Other Assets	30,623.00
TOTAL ASSETS	**695,596.15**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	220.12
Total Accounts Payable	220.12
Credit Cards	
American Express	984.64
United Community Bank	682,000.00
Total Credit Cards	682,984.64
Other Current Liabilities	
Member Loan	
Due to Chad Marchand	-1,770.43
Due to John Minton	20,711.06
Total Member Loan	18,940.63
Sales Tax Payable	1,263.50
Total Other Current Liabilities	20,204.13
Total Current Liabilities	703,408.89
Total Liabilities	703,408.89

Old Majestic Brewing Company
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Equity	
Member Equity Accounts	
CCM Equity	25,000.00
JGM Equity	25,000.00
JLM/DLM Equity	25,000.00
Modjarrad Enterprises	25,000.00
NRA Global Equity	25,000.00
RSA Equity	25,000.00
Total Member Equity Accounts	150,000.00
Retained Earnings	-2,146.98
Net Income	-155,665.76
Total Equity	-7,812.74
TOTAL LIABILITIES & EQUITY	**695,596.15**

Old Majestic Brewing Company
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-155,665.76
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1210 · Inventory Asset	-4,410.58
1220 · Ingredient Inventory	-4,586.36
1230 · Merchandise Inventory	-519.75
1310 · Due from Arryved	-1,360.00
2100 · Accounts Payable	220.12
2200 · American Express -CCM	984.64
2500 · United Community Bank	391,401.63
2410 · Sales Tax Payable	1,263.50
2600 · Member Loan:Due to/from Chad Marchand	-1,770.43
2600 · Member Loan:Due to/from John Minton	20,711.06
Net cash provided by Operating Activities	246,268.07
INVESTING ACTIVITIES	
1500 · Brewing Equipment	-366,415.89
1510 · Taproom Equipment	-23,494.56
1520 · Furniture and Fixtures	-27,705.79
1530 · Television & Music System	-20,268.46
1540 · POS System	-1,360.00
1560 · Building Improvements	-192,264.93
1600 · Construction in Progress	316,641.00
1700 · Accumulated Depreciation	16,198.00
Startup Expenses:Business Licenses and Permits	1,007.66
Startup Expenses:Loan Acquisition Cost	24,757.00
Startup Expenses:Marketing/Research	1,500.50
Startup Expenses:Miscellaneous Startup	483.61
Startup Expenses:Professional fees for startup	24,819.08
Startup Expenses:Supplies for Startup	4,326.30
Startup Expenses:Website	1,585.21
Net cash provided by Investing Activities	-240,191.27
FINANCING ACTIVITIES	
Member Equity Accounts:3010 · CCM Equity	410.43
Member Equity Accounts:3020 · JGM Equity	-711.06
Net cash provided by Financing Activities	-300.63
Net cash increase for period	5,776.17
Cash at beginning of period	33,008.66
Cash at end of period	38,784.83

Old Majestic Brewing Company
Balance Sheet
As of November 30, 2020

	Nov 30, 20
ASSETS	
Current Assets	
Checking/Savings	
1000 · Servis1st Operating	4,036.82
1010 · Servis1st Payroll	394.54
1030 · Petty Cash	300.00
Total Checking/Savings	4,731.36
Other Current Assets	
1210 · Inventory Asset	4,480.29
1220 · Ingredient Inventory	3,808.90
1230 · Merchandise Inventory	519.75
Total Other Current Assets	8,808.94
Total Current Assets	13,540.30
Fixed Assets	
1500 · Brewing Equipment	363,940.89
1510 · Taproom Equipment	28,415.58
1520 · Furniture and Fixtures	28,205.79
1530 · Television & Music System	21,832.46
1540 · POS System	1,360.00
1560 · Building Improvements	192,264.93
1600 · Construction in Progress	1,030.00
1700 · Accumulated Depreciation	-112,348.00
Total Fixed Assets	524,701.65
Other Assets	
1800 · Deposits	
1810 · Lease Deposit	27,974.00
1820 · Loan Deposit	2,500.00
1830 · Utility Deposits	1,500.00
1840 · Security Deposit	149.00
Total 1800 · Deposits	32,123.00
Total Other Assets	32,123.00
TOTAL ASSETS	**570,364.95**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2200 · American Express -CCM	24,775.60
2500 · United Community Bank	682,000.00
Total Credit Cards	706,775.60
Other Current Liabilities	
2400 · Payroll Liabilities	197.15
2410 · Sales Tax Payable	915.99
2450 · SBA PPP Loan	26,500.00
2460 · SBA EIDL Advance	6,000.00
2470 · SBA EIDL Loan	10,000.00
2600 · Member Loan	
Due to/from Chad Marchand	22,729.57
Due to/from John Minton	20,711.06
Total 2600 · Member Loan	43,440.63
Total Other Current Liabilities	87,053.77
Total Current Liabilities	793,829.37
Total Liabilities	793,829.37

Old Majestic Brewing Company
Balance Sheet
As of November 30, 2020

	Nov 30, 20
Equity	
Member Equity Accounts	
3010 · CCM Equity	25,000.00
3020 · JGM Equity	25,000.00
3030 · JLM/DLM Equity	25,000.00
3040 · Modjarrad Enterprises	25,000.00
3050 · NRA Global Equity	25,000.00
3060 · RSA Equity	25,000.00
Total Member Equity Accounts	150,000.00
3200 · Retained Earnings	-157,812.74
Net Income	-215,651.68
Total Equity	-223,464.42
TOTAL LIABILITIES & EQUITY	**570,364.95**

I, Chad C. Marchand, certify that:

1. The financial statements of Old Majestic Brewing Company LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Old Majestic Brewing Company LLC included in this Form reflects accurately the information reported on the tax return for Old Majestic Brewing Company LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Chad C. Marchand*

Name: Chad C. Marchand

Title: CEO/Managing Member